As filed with the Securities and Exchange Commission on August 3, 2005

August 3, 2005


Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

     Re:  Request for Withdrawal
          PrimeCare Systems, Inc. (the "Registrant") Registration
Statement on
          Form SB-2, filed April 22, 2005, amended July 1, 2005
          (collectively, the "Registration Statement"),
          File No.  333-124242

     The Registrant respectfully withdraws the Registration Statement. The Registration Statement was filed as a condition of an agreement and plan of reorganization entered into between the parent company of Registrant, OCG Technology, Inc. and Centerstaging Musical Productions, Inc. ("Centerstaging") and its stockholders (the "Agreement"). The Agreement was terminated by Centerstaging on August 1, 2005. No securities of the Registrant had been sold or issued in connection with the registration. Registrant may undertake a subsequent offering in reliance on Rule 155(c).
                              Sincerely,
                              PrimeCare Systems, Inc.

                              By: /s/ Edward C. Levine
                                    Edward C. Levine,
                                    President